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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-40745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth floor

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ahn (212) 478-0000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: ____________________
Jeffrey Ahn
Authorized Signatory

Subscribed and sworn to before me this 26th day of February, 2019

By: ____________________
Notary Public

JAKE A. LIPMAN
Notary Public, State of New York
Registration #01LI6173955
Qualified In New York County
Commission Expires September 10, 20 19

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company") as of December 31, 2018, the related statement of income, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and the Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2002.
New York, NY
February 26, 2019

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2018

(Expressed in United States dollars)

	(in thousands)
Assets	
Cash	$ 825
Other assets	15
Total Assets	**$ 840**
Liabilities and Member's Capital	
Payable to affiliate	$ 28
Commitments	
Member's Capital	**812**
Total Liabilities and Member's Capital	**$ 840**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Income

Year Ended December 31, 2018

(Expressed in United States dollars)

	(in thousands)
Revenues	
Other income	$ 272
Interest	3
Total Revenues	**275**
Expenses	
Operating and other expenses	(219)
Total Expenses	**(219)**
Net Income	**$ 56**

The accompanying notes are an integral part of this statement.

Statement of Changes in Member's Capital

Year Ended December 31, 2018

(Expressed in United States dollars)

	(in thousands)
Member's Capital: January Opening Balance	**$ 756**
Net income	56
Member's Capital: December 31, 2018	**$ 812**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2018

(Expressed in United States dollars)

	(in thousands)
Cash Flows from Operating Activities:	
Net income	$ 56
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Receivable from broker	784
Other assets	(4)
(Decrease) in operating liability:	
Payable to affiliate	(11)
Net Cash Provided by Operating Activities	**825**
Net Increase in Cash	**825**
Cash at the Beginning of the Year	-
Cash at the End of the Year	**$ 825**

The accompanying notes are an integral part of this statement.

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

The Company is a securities broker-dealer registered with the United States Securities and Exchange Commission ("SEC") that is currently involved in certain private placement activities for companies in the D. E. Shaw group.

Arcesium LLC, an affiliate of the Company, provides certain back- and middle-office software and services with respect to the Company.

Nothing in these financial statements or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify any provisions of the Company's operating documents.

2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. It is expected that such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

The financial statements of the Company are expressed in United States dollars.

The Company considers cash equivalents to be short-term, highly liquid investments that (a) are readily convertible into known amounts of cash, (b) are traded and held for cash management purposes, and (c) have original maturities of three months or less at the time of purchase. These may include certain government securities and money market funds. Government securities are carried at fair value, which is based on quoted market prices. Money market funds are carried at net asset value, which approximates fair value. Such money market funds invest in U.S. government and agency securities and repurchase transactions on such securities. As of year-end, all cash was deposited with HSBC, though at different times during the year such amounts were deposited with another financial institution as well.

Substantially all of the Company's assets and liabilities are recorded at contracted amounts that approximate fair value.

The Company may occasionally receive cash proceeds for class action settlements associated with historical trading activity. During the year, the Company's share in a class action settlement was finalized and settled and was included as other income on the statement of income.

U.S. federal, state, and local income taxes are not provided because the Manager reports the Company's taxable income or loss on its tax return.

2. Significant Accounting Policies (Continued)

The Company accounts for the effect of uncertain tax positions in its financial statements. The Company measures such tax positions against the more-likely-than not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability in the financial statements, though no liabilities or expenses, including interest and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions.

3. Related Party Transactions

The Manager and other affiliates, directly and/or indirectly, provide substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services, and in accordance with the applicable operating documents, the Company directly and/or indirectly reimburses the Manager for the effect of bearing certain costs and expenses. The Company was charged $210,000 by the Manager for such costs and expenses. Substantially all of this amount was related to (a) securities licenses and registrations for the Company's registered representatives, (b) employee compensation, and (c) professional and consulting fees. Payable to affiliate represents amounts due to the Manager with respect to such charged amounts. Any such payables are due on demand. To the extent applicable, interest is charged on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager. However, no interest was charged on any such related party transactions as a result of such amounts generally being settled on demand.

The Company receives no compensation for its role in private placement services that it provides to other companies in the D. E. Shaw group.

4. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of Financial Industry Regulatory Authority, Inc., the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company is a Capital Acquisition Broker and therefore has elected the basic net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness to net capital. As of year-end, the Company has net capital, calculated based on Rule 15c3-1 requirements, of approximately $797,000, which exceeds the minimum requirement by approximately $792,000.

5. Commitments

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no claims have been made under these indemnities in the past, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

6. Subsequent Events

The Company has evaluated events subsequent to year-end through February 26, 2019, the date the financial statements were available to be issued, and there is nothing material to disclose.

D. E. Shaw Securities, L.L.C.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2018

(Expressed in United States dollars)

	(in thousands)
Member's Capital	$ 812
Nonallowable assets	(15)
Net Capital	797
Minimum net capital requirement	(5)
Excess Net Capital	$ 792

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

SEC Mail Processing
FEB 28 2019
Washington, DC

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D. E. Shaw Securities, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2019

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

D. E. Shaw Securities, L.L.C.'s Exemption Report

D. E. Shaw Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

D. E. Shaw Securities, L.L.C.

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Jeffrey Ahn
Authorized Signatory

February 26, 2019

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 2680685 (Please retain this number for further inquiries regarding this form)
Submitted By: ahnj1
Submitted Date: Wed Feb 27 11:33:12 EST 2019

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Ernst & Young LLP

PCAOB #*: 42

Auditor Address - Street*: 5 Times Square

City*: New York

State*: NY

Zip Code*: 10036

Auditor Main Phone Number*: 212-773-3000

Lead Audit Partner Name*: Maclar Ampanas

Lead Audit Partner Direct Phone Number*: 212-773-9062

Lead Audit Partner Email Address*: maclar.ampanas@ey.com

FYE: 2018-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)]

AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* SECLLC Exemption Report-2018-Signed.pdf 115119 bytes

SECLLC_Report_2018_final-Signed.pdf 2101790 bytes

D. E. Shaw Securities, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2018

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ■ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ■ (h) Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).